Rec'd 3/5/02

SECU 02004915 MMISSION
.....gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMUNICATIONS EQUITY ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)


RECD S.E.C.
MAR 5 2002
516

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
M. Scott Meckley 813-226-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd., Suite 1500 (Address) Tampa (City) FL (State) 33602 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Member of
Communications Equity Associates, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of Communications Equity Associates, LLC (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1, the Company incurred a net loss of $2,410,920 in the year ended December 31, 2001. The Company's plans for providing liquidity during 2002 are also set forth in Note 1.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

Communications Equity Associates, LLC

Statement of Financial Condition

		December 31, 2001
Assets		
Cash and cash equivalents	$	664,433
Due from affiliates		108,551
Accounts receivable		287,097
Furniture, equipment and leasehold improvements, net		948,948
Other assets		764,190
Total assets	$	2,773,219
Liabilities and Member's Equity		
Accounts payable, accrued expenses and other liabilites	$	1,387,278
Total liabilities		1,387,278
Commitments and contingencies (Note 4)		
Member's Equity		1,385,941
Total liabilities and member's equity	$	2,773,219

The accompanying notes are an integral part of these financial statements.

1. Nature of Business:

Communication Equity Associates, LLC (the "Company") is a limited liability company organized pursuant to the Delaware Limited Liability Company Law, whose sole member is Communications Equity Group, LLC ("CEG"). The Company and its sole member are ultimately owned and controlled by the J.P. Michaels Jr. Family Trust of which J.P. Michaels Jr. is the sole trustee and has beneficial ownership interest. The Company provides international investment banking and consulting services to the communications, media, and entertainment industries.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

Business Conditions and Liquidity Considerations:

For the year ended December 31, 2001, the Company incurred a net loss of approximately $2,411,000. In addition, as of December 31, 2001, the Company had a net capital deficiency ("as defined") of approximately $213,000. See Note 5.

Management has been evaluating the Company's cash needs and recognized that the Company will need to generate additional resources to the extent necessary to assure continuation of the Company's operations. Accordingly, the Company has received representation of a commitment to provide for funding, if needed, from J.P. Michaels Jr.

2. Summary of Significant Accounting Policies:

Management Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. As of December 31, 2001, the Company had no warrants. Consulting revenues are recognized as the services are provided.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. The Company provides depreciation on property and equipment at rates which approximate the double declining balance method over the estimated economic useful life of the asset ranging from five to seven years. Leasehold improvements are depreciated over the shorter of their useful life or the life of the lease. Repair and maintenance costs are charged to expense as incurred.

Other Assets

Other assets consist primarily of the cash surrender value of officers' life insurance policies.

Income Taxes

The Company is a single member limited liability corporation. Accordingly, the accompanying financial statements include no benefit for income tax as the Company's loss is reported for tax purposes by its sole member.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying values which approximate their fair values.

3. Furniture, Equipment and Leasehold Improvements:

The balances of furniture, equipment and leasehold improvements at December 31, 2001:

Furniture and Equipment	$ 2,918,331
Leasehold improvements	819,192
	3,737,523
Less accumulated depreciation	(2,788,575)
	$ 948,948

4. Commitments and Contingencies:

The Company leases office facilities and equipment under various operating lease arrangements. These leases have remaining terms ranging from one to five years with options for renewal. Total rent expense was approximately $1,209,000 for the years ended December 31, 2001.

Future minimum lease payments under operating leases with non-cancelable lease terms in excess of one year at December 31, 2001 are as follows:

2002	$ 1,491,714
2003	1,307,104
2004	1,002,786
2005	495,989
2006	16,136
	$ 4,313,729

5. Regulatory Requirements:

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was (6.5) to 1. At December 31, 2001, the Company had a net capital deficiency. The Company's net capital as of December 31, 2001 of $(213,323), was $305,799 less than its required net capital of $92,476. Subsequent to year end, on January 17, 2002, the sole member of the Company contributed an additional $655,000 to put the Company in compliance with minimum net capital requirements. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

6. Related Party Transactions:

The Company pays operating expenses for certain affiliates' portion of expenses. These expenses are allocated to the respective affiliates and reimbursed to the Company on a regular basis. Amounts reimbursable at December 31, 2001 are reflected in due from affiliates on the accompanying statement of financial condition.